274 PUTNAM NEW VALUE FUND
ANNUAL
77D

Subject to shareholder approval at a shareholder meeting
currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (1), (5), (6) and 9:
(1)	The fund may not [b]orrow money in excess of 33 1/3% of the
value of its total assets (not including the amount borrowed) at the time the borrowing is made.
(5)	The fund may not [m]ake loans, except by purchase of debt
obligation in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.
(6)	The fund may not [w]ith respect to 75% of its total
assets, invest in securities of any issuer if,
immediately after such investment, more than 5% of the
total assets of the fund (taken at current value) would
be invested in the securities of such issuer; provided
that this limitation does not apply to obligations issued
or guaranteed as to interest or principal by the U.S.
government or its agencies or instrumentalities or to
securities issued by other investment companies.
(9)	The fund may not [i]ssue any class of securities
which is senior to the funds shares of beneficial interest, except for permitted borrowings.